Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces completion of its offer to acquire up to 1,500,000 units of Kingsway Linked Return of Capital Trust

     TORONTO, July 23 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
today announced the final results of the offer (the "Offer") by KFS Capital
LLC (the "Offeror"), its indirect wholly-owned subsidiary, to acquire up to
1,500,000 preferred, retractable, redeemable, cumulative units (the "Units")
of Kingsway Linked Return of Capital Trust ("KLROC") (TSX: KSP.UN). The Offer
expired at 10:00 a.m. (Toronto time) on July 23, 2010.
     At the expiry of the Offer, the final report from Kingsdale Shareholder
Services Inc., the depositary for the Offer, indicated that 1,525,150 Units have been tendered and not withdrawn pursuant to the Offer. As all of the conditions to the Offer have been satisfied, the Offeror has informed the depositary that it will take up 1,500,000 of the Units deposited under the
Offer and expects to pay for all such Units by July 26, 2010. As more than the maximum number of Units for which the Offer was made were tendered to the
Offer and not withdrawn, the Units to be purchased from each unitholder will be determined on a pro rata basis according to the number of Units tendered by each unitholder, disregarding fractions, by rounding down to the nearest whole number of Units.
     The Units to be taken up under the Offer represent approximately 48.1% of the issued and outstanding Units. Together with the Units it already beneficially owns or controls, Kingsway now beneficially owns or controls an aggregate of 2,333,715 Units, representing approximately 74.8% of the issued and outstanding Units.
     Requests for further information should be directed to Kingsdale
Shareholder Services Inc., the information agent and depositary for the Offer, at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361,
Toronto, Ontario M5X 1E2, North American Toll-Free Phone Number 1-888-518-1560
or at contactus(at)kingsdaleshareholder.com.
     A copy of the early warning report for the above transaction can be obtained from Leeann Repta, Tel: 416-848-1171, Fax: 416-850-5439.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %CIK: 0001072627

     /For further information: A copy of the early warning report for the above transaction can be obtained from Leeann Repta, Tel: 416-848-1171, Fax:
416-850-5439/
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 09:48e 27-JUL-10